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WILMINGTON
REGISTERED FOREIGN LAWYERS
JOHN ADEBIYI (ENGLAND & WALES)		BEIJING
Z. JULIE GAO (CALIFORNIA)		BRUSSELS
GREGORY G.H. MIAO (NEW YORK)		FRANKFURT
ALAN G. SCHIFFMAN (NEW YORK)		LONDON
ED SHEREMETA (NEW YORK)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

July 13, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Youku Inc.
Responses to the Staff’s Comments on Amendment No. 4 to the Registration Statement on Form F-4 (File No. 333-180913) Filed on July 6, 2012

Dear Mr. Spirgel, Ms. Murphy and Ms. Plowgian:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated July 12, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on June 13, 2012.

This letter and Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter and two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to Amendment No. 4 to the Registration Statement filed on July 6, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Amended Registration Statement.

*  *  *

General

1.                                      We note the additional proposals for Youku shareholders pertaining to (i) an increase in the number of votes attributed to Class B ordinary shares and (ii) a revision to Article 6(c) of Youku’s Articles of Incorporation. Please expand your disclosure in the shareholder notice and on pages 6-7 to identify the matters in Article 6(c) that would become subject to this additional voting requirement as a result of the Class Vote Threshold Change proposal. Briefly disclose the purpose of each of these proposals.

In response to the Staff’s comment, the Company has expanded disclosure in the shareholder notice and on pages 7 and 8 of the Amended Registration Statement to identify all matters in Article 6(c) that would require shareholder approval in connection with the Class Vote Threshold Change proposal. The Company respectfully advises the Staff that the purpose of these two proposals are disclosed in the shareholders meeting notice. In response to the Staff’s comment, the Company has further clarified the relevant disclosure in the shareholders notice and inserted the revised disclosure to page 8 of the Amended Registration Statement.

“The current shareholders of Tudou’s consolidated affiliated entities might have…,” page 66

2.                                      We note your response to comment 2 from our letter dated July 3, 2012.

•                                          Please revise your disclosure here as well as on page 170 to explain why the appointment of the new controlling shareholder of Beijing Tixian will not occur until after the closing of the merger.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 66, 170 and 184 of the Amended Registration Statement.

•                                          Please disclose what portion of Beijing Tixian and Quan Toodou the existing shareholders of such entities will retain after the increase of the registered capital and the addition of the new controlling shareholder(s).

In response to the Staff’s comment, the Company has inserted the referenced disclosure on page 66 of the Amended Registration Statement.

•                                          Please revise your disclosure to clarify whether the existing shareholders of Quan Toodou and Beijing Tixian have agreed to execute new contractual arrangements with Reshuffle Technology and the new shareholder(s) of each respective entity.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 66 of the Amended Registration Statement.

•                                          Please tell us whether there are any other approvals, including shareholder approval, required for the capital injection, the increase in registered capital and the subscription for such increased registered capital of Quan Toodou and Beijing Tixian.

The Company respectfully advises the Staff that other than the SAIC registration that was disclosed in the Amended Registration Statement, Quan Toodou and Beijing Tixian each needs to obtain approval of its board of directors and existing shareholders to increase its respective registered capital and subscription for such increased registered capital.  Tudou currently does not anticipate any difficulty or uncertainty in obtaining such internal approvals.

“The Youku Class A shares and Youku ADSs to be received by Tudou shareholders…,” page 103

3.                                      We note your disclosure on page 103 that directs investors to disclosure on page 106 regarding information on how the voting rights described in this risk factor would be changed if the Class Vote Threshold Change is approved at the Youku annual meeting. However, the disclosure in “The Annual General Meeting of Youku Shareholders” beginning on page 106 does not appear to specify the effect of the Class Vote Threshold Change. Expand this risk factor or include new risk factor disclosure explaining the risk to stockholders if the Class Vote Threshold Change is approved. Your revised disclosure should clearly address the risk that if this proposal is approved, certain Youku stockholders who acquired their shares prior to the company’s initial public offering in 2010 would have to approve certain corporate actions, including a change of control of the company and the election of directors.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 103 of the Amended Registration Statement.

* * *

If you have any additional questions or comments regarding the Registration Statement, please contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Sincerely,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Victor Koo, Chairman of the Board of Directors and Chief Executive Officer, Youku Inc.
Dele Liu, President, Youku Inc.
Michael Xu, Chief Financial Officer and Senior Vice President, Youku Inc.
Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited
Bin Yu, Chief Financial Officer, Tudou Holdings Limited
Ernest C Lee, Ernst & Young Hua Ming
Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company
David T. Zhang, Esq., Kirkland & Ellis International LLP
Jesse Sheley, Esq., Kirkland & Ellis International LLP
Benjamin Su, Esq., Kirkland & Ellis International LLP
Allen C. Wang, Esq., Latham & Watkins LLP